Ariel Investment Trust 200 East Randolph Street Suite 2900 Chicago, IL 60602

November 22, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ariel Investment Trust (the “Trust”)

(1933 Act Registration No. 033-07699)

(1940 Act Registration No. 811-04786)

Dear Ms. Hamilton:

The purpose of this letter is to respond to oral comments you provided to us on behalf of the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2016, regarding the recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending September 30, 2015 (the “Report”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Report.

The Trust’s responses to your comments are as follows:

1.	SEC Comment: Ariel International Fund had significant realized gains/(losses) from derivatives, but there was no mention of these gains/(losses) in the Management’s Discussion of Fund Performance (“MDFP”). Refer to the SEC guidance letter to the Investment Company Institute dated July 30, 2010 relating to derivatives-related disclosures by investment companies and ensure any necessary disclosures are included in the MDFP.

Response: The only derivative in which the Fund invests is forward foreign currency contracts (“forward contracts”). As described in its Prospectus, the Fund uses forward contracts primarily to decrease the Fund’s foreign currency risk inherent in owning equity securities denominated in foreign currencies. The Fund uses forward contracts which, upon purchase, typically have less than three months to expiration. The Fund realizes gains or losses each time the position is closed or when the forward contract expires. As a result, the realized gains or losses can be relatively significant. The Fund does not invest

200 East Randolph Street, Suite 2900  |  Chicago, Illinois 60601  |  312.726.0140  |  312.726.7473 fax  |   arielinvestments.com

Chicago  •  New York

in forward contracts speculatively nor does it seek to generate gains in using these instruments. Due to the defensive nature of these derivatives, they are not considered a primary investment strategy of the Fund and therefore were not discussed in the MDFP. However, the Fund will include a disclosure about derivatives-related realized gains or losses in its annual report for the year ended September 30, 2016 and in future annual reports, as appropriate.

2.	SEC Comment: Ariel International Fund and Ariel Global Fund showed in their average annual total returns table a comparison of Fund returns to gross and net benchmark returns. Explain the meaning of these gross and net returns of the benchmarks.

Response:  As described on page 72 of the Report:

The MSCI Index net returns reflect the reinvestment of income and other earnings, including the dividends net of the maximum withholding tax applicable to non-resident institutional investors that do not benefit from double taxation treaties. MSCI uses the maximum tax rate applicable to institutional investors, as determined by the companies’ country of incorporation.

Previously, Ariel International Fund and Ariel Global Fund compared their returns to their respective MSCI indices utilizing only gross returns of the indices. Gross returns reflect the reinvestment of income and other earnings, including the maximum possible dividends. Beginning with this annual report, both Funds will be comparing their returns to the net returns of the indices because we believe the net returns serve as better comparisons. Net returns are calculated as described above for each of the MSCI indices. For a period of one year, both gross and net returns will be shown in quarterly reports.

3.	SEC Comment: Confirm that there were no Fund Trustee and Officer fees payable at the Report’s period end date. Refer to Regulation S-X, Article 6-04.12, which requires disclosure of such fees payable in the “Other Liabilities” section of the financials.

Response: The Trust confirms that there were no Fund Trustee or Officer fees payable at the Report’s period end date. All fees payable to independent Trustees are paid on a quarterly basis on the actual day of the quarterly meeting. The Trust does not pay any fees to interested Trustees or Officers.

4.	SEC Comment: State whether the Funds have executed any trades with affiliated persons. If they have, (i) indicate why such trades are not disclosed pursuant to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 850-10-50 and (ii) confirm that such trades were in conformance with Rule 17a-7 of the Investment Company Act of 1940 (“1940 Act”).

Response: During the period covered by the Report, the Funds did not execute any trades with affiliated persons.

5.	SEC Comment: For Ariel Focus Fund, Ariel Discovery Fund, Ariel International Fund, and Ariel Global Fund, confirm that all material liabilities have been disclosed in accordance with Regulation S-X 6-04.10. Please confirm any related party transactions are separately disclosed on the Statement of Assets and Liabilities; for example, any management fees payable to the Adviser or any expenses reimbursable by the Adviser. Also explain how frequently such transactions are settled.

Response: Management fee payments (which are net of expense reimbursements) are paid on the last business day of each month. Therefore, there are no payables outstanding on the Report period end date.

6.	SEC Comment: The Ariel Global Fund prospectus indicates that the Fund is a diversified fund under the 1940 Act. The Report shows that six portfolio holdings of the Fund each consisted of greater than 5% of the net assets of the Fund, representing in the aggregate 34% of net assets of the Fund. Confirm that the Fund was in conformance with the diversification requirement of the 1940 Act at the Report period end date.

Response: Ariel Global Fund was in conformance with the diversification requirement of the 1940 Act at the Report period end date. The Fund measures compliance with the 1940 Act diversification requirement using the Fund’s total assets (as defined in Rule 5b-1 of the 1940 Act) as the denominator in the calculation. On September 30, 2015, the total assets of the Fund, which include the gross receivable for open forward contracts, were $62,569,645. The Fund owned four portfolio holdings which were greater than 5% of total assets; these four securities represented 22.46% of the Fund’s total assets on September 30, 2015.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (312) 612-2689.

Sincerely,

/s/ James R. Rooney
James R. Rooney
Chief Financial Officer, Ariel Investment Trust

cc:	Wendy D. Fox, Chief Compliance Officer, Ariel Investment Trust
Arthur Don, Esq., Greenberg Traurig, LLP, Counsel to the Trust

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